[redacted]

10029676

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-20052

REPORT FOR THE PERIOD BEGINNING **1/1/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Church, Gregory, Adams Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

658 Clairemont Avenue

Decatur	**Georgia**	**30030-1837**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Bruce Church **(404) 378-4515**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name ... if individual, state last, first, middle name)

Jones and Kolb

Ten Piedmont Center, Suite 100	**Atlanta**	**GA**	**30305**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

AB 3/11

Financial Statement Presentation and Classification

Oath or Affirmation

I, **D. Bruce Church** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Church, Gregory, Adams Securities Corporation**, as of **12/31/09** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, ir director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Subscribed and sworn to before me this 8th day of December, 2011

Notary Public

This report* contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income (loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [x] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [x] (m) A copy of the SIPC supplemental report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ]

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Note: Various exchanges may require an additional letter of attestation.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Church, Gregory, Adams Securities Corporation
Atlanta, Georgia

We have audited the accompanying balance sheet of Church, Gregory, Adams Securities Corporation (the "Company"), as of December 31, 2009, and the related statements of income (loss) and other comprehensive income (loss), changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Church, Gregory, Adams Securities Corporation at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 7 through 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Further, we have determined that Church, Gregory, Adams Securities Corporation, for the year ended December 31, 2009, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(i) and (ii) in that it held no funds or securities for, carried no margin accounts for, or

owed no money or securities to its customers. Church, Gregory, Adams Securities Corporation clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. We have also determined that at December 31, 2009, the Company had no liabilities subordinated to the claims of creditors. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones and Kolb

February 10, 2010

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (including $25,533 in money market funds)	$	36,790
Accounts receivable - broker		295
Total current assets		37,085
PROPERTY		
Furniture, fixtures and equipment		8,784
Less accumulated depreciation		(8,784)
Total property		
OTHER ASSET		
Marketable securities, at market		89,898
Total assets	$	126,983

LIABILITIES AND SHAREHOLDER'S EQUITY

SHAREHOLDER'S EQUITY		
Common stock - authorized 50,000 shares at $1 par value, 19,800 shares issued and outstanding		19,800
Retained earnings		120,446
Accumulated other comprehensive income (loss)		(13,263)
Total shareholder's equity		126,983
Total liabilities and shareholder's equity	$	126,983

The accompanying notes to financial statements are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS) AND
OTHER COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		
Commission and advisory income	$	80,473
Interest and dividend income		2,503
Total revenues		82,976
COSTS AND EXPENSES		
Commissions		49,000
Office expenses		23,426
Professional and regulatory fees		6,654
Telephone		5,695
Total costs and expenses		84,775
NET INCOME (LOSS)		(1,799)
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized gain on marketable securities during the period		14,105
Other comprehensive income (loss)		14,105
NET COMPREHENSIVE INCOME (LOSS)	$	12,306

The accompanying notes to the financial statements
are in integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE					
January 1, 2009	19,800	$ 19,800	$ 122,245	$ (27,368)	$ 114,677
COMPREHENSIVE INCOME (LOSS)					
Net income (loss)			(1,799)		(1,799)
Other comprehensive income (loss):					
Unrealized gain on marketable securities				14,105	14,105
BALANCE					
December 31, 2009	19,800	$ 19,800	$ 120,446	$ (13,263)	$ 126,983

The accompanying notes to the financial statements are in integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net comprehensive income (loss)	$ 12,306
ADJUSTMENTS TO RECONCILE NET COMPREHENSIVE INCOME (LOSS) TO NET CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN) OPERATING ACTIVITIES:	
(Increase) decrease in accounts receivable - broker	(244)
Increase (decrease) in commission payable	(4,700)
Unrealized (gain) loss on marketable securities	(14,737)
Total adjustments	(19,681)
Net cash and cash equivalents provided by (used in) operating activities	(7,375)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of investment securities	(5,132)
Net cash and cash equivalents provided by (used in) investing activities	(5,132)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,507)
CASH AND CASH EQUIVALENTS	
Beginning of year	49,297
CASH AND CASH EQUIVALENTS	
End of year	$ 36,790

The accompanying notes to the financial statements
are in integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Church, Gregory, Adams Securities Corporation (the "Company") was formed on October 8, 1975 primarily for the purpose of qualifying and operating as a broker-dealer of limited partnership interests in real estate partnerships and other securities. The Company has registered with the Securities and Exchange Commission and various states' securities commissions. Pursuant to this registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities or funds for customers.

B. Property acquired since December 31, 1980 is recorded at cost and was depreciated over a five year estimated useful life using accelerated methods. Property acquired prior to December 31, 1980 was depreciated over a ten year estimated useful life using the straight-line method.

C. The Company uses the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are determined based on the difference between the tax bases of the assets and liabilities and their carrying amounts for financial statement purposes. Deferred tax expense or benefit represents the net change in deferred tax assets and liabilities during the year.

D. For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any other highly liquid instruments with a maturity date of three months or less.

E. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Subsequent events have been evaluated by management through February 10, 2010, the date these financial statements were issued.

2. RELATED PARTY TRANSACTIONS

The Company occupies office space which is owned by an affiliate and has an agreement with the affiliate, whereby it reimburses overhead expenses to the affiliate on a discretionary pro rata basis. During 2009, the Company paid occupancy related expenses on behalf of the affiliate in the amount of $11,000 in lieu of office rent.

The Company periodically accrues and pays commissions to its owner on a discretionary basis. Amounts paid or accrued to the owner during 2009 aggregated $49,000. Accrued commission at December 31, 2009 was $0.

3. MARKETABLE SECURITIES

The Company invests in corporate stocks. At December 31, 2009, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in other comprehensive income (loss). Costs are determined on an actual cost per share basis for determining realized gains or losses. At December 31, 2009, these securities had a fair value of $89,898, a cost of $103,407 and an accumulated unrealized loss of $13,263.

4. INCOME TAXES

The Company's tax returns are filed using the cash basis of accounting; whereas, the financial statements are prepared using the accrual basis. Additionally, marketable securities are valued at fair market value for financial statement purposes and are carried at historical costs for income tax purposes.

No deferred income tax provision has been recorded since it is the Company's policy to pay out commissions to the owner in an amount sufficient to eliminate any taxable income.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2009

Total shareholder's equity from balance sheet	$	126,983
Less non-allowable assets		-
Net capital before haircuts		126,983
Less haircuts		(13,996)
Less undue concentrations		(2,162)
Net capital	$	110,825

Haircuts

Money market ($25,533 x 2%)	$	511
Marketable securities ($89,898 x 15%)		13,485
Total	$	13,996

Undue concentrations

Market value of securities positions more than 500 shares	$	27,108
10% of Net Capital before haircuts		(12,698)
Excess		14,410
	x	15%
Total		2,162

See Independent Auditors' Report.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)
DECEMBER 31, 2009

	Reported in Unaudited Part IIA Focus Report	Difference	Reported in Audited Financial Statement
Total shareholder's equity from balance sheet	$ 126,983	$ -	$ 126,983
Less non-allowable assets	-	-	-
"Haircuts"	(16,190)	32	(16,158)
Net capital	$ 110,793	$ 32	$ 110,825

Differences in computation of net capital resulted from differences in the amount of haircuts computed on money market funds.

See Independent Auditors' Report.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
BASIC NET CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS

Liabilities	$	-

BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	50,000
Net capital		110,825
Excess net capital	$	60,825
Percentage of aggregate indebtedness to net capital		0.00%

See Independent Auditors' Report.

Jones and Kolb

Certified Public Accountants

Atlanta, Georgia

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
Church, Gregory, Adams Securities Corporation

In planning and performing our audit of the financial statements of Church, Gregory, Adams Securities Corporation (the "Company"), as of and for the year ended December 31, 2009 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be significant deficiencies or material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones and Kolb

February 10, 2010

Jones and Kolb

Certified Public Accountants
Atlanta, Georgia

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
Church, Gregory, Adams Securities Corporation

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Church, Gregory, Adams Securities Corporation and the Securities Exchange Commission, solely to assist you and the other specified parties in evaluating compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7T with respective cash disbursement records and entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2010

Jones and Kolb

SIPC-7T
(29 REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CHURCH, GREGORY, ADAMS SEC CORP.
668 CLAIREMONT AVE
DECATUR, GA 30030

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

D. BRUCE CHURCH (404) 378-4515

WORKING COPY

2. A General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

JAN 15, 2009
Date Paid

C Less prior overpayment applied ( )

D Assessment balance due or (overpayment) -0-

E Interest computed on late payment (see instruction E) for______days at 20% per annum

F Total assessment balance and interest due (or overpayment carried forward) $

G PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHURCH GREGORY ADAMS SEC CORP.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 13th day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

CHURCH, GREGORY, ADAMS
SECURITIES CORPORATION

ATLANTA, GEORGIA

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009